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                                             EXHIBIT "B"

                              [BIOVAIL LETTERHEAD]


                                CONTACT: Kenneth  C. Cancellara Q.C.
                                         Senior Vice President
                                         General Counsel
                                         Eugene Melnyk
                                         Chairman of the Board
FOR IMMEDIATE RELEASE:                   (416) 285-6000



                        * BIOVAIL APPLAUDS COURT RULING*

              OPINIONS IN MOVA DECISION  SUPPORT COMPANY POSITION

     TORONTO, Canada, April 15, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) commented on yesterday's decision and opinions expressed by the District of Columbia Court of Appeal on Mova vs. FDA et al dealing with the exclusivity provisions of the Food, Drug and Cosmetic Act relating to generic products.

     The Court of Appeal opined on Biovail's specific circumstances, the most crucial of which, unlike other applicants in Mova vs. FDA et al and Granutec vs. Genpharm et al, is that Biovail was not sued for patent infringement when it submitted its Paragraph IV Certification related to its generic version of Cardizem CD. Biovail, who intervened in the Mova litigation and submitted an amicus curiae brief, confirmed that the Court of Appeals' decision upholding the lower court decision relates only to those applicants who have been sued after Certification. In the opinion of the Court, the FDA is encouraged to address the issue of a meritorious or non-litigated subsequent applicant through appropriate regulations or otherwise. The Company therefore anticipates that the FDA review of Biovail's ANDA for a generic version of Cardizem CD will proceed pursuant to the mandate provided in Section 505 (j)
(B) (5) (iii) of the Food, Drug and Cosmetic Act.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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